UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			658,557
Beneficially
Owned By Each	8	Shared Voting		129,928
Reporting Person
With			9	Sole Dispositive		658,557

			10	Shared Dispositive	129,928

11	Aggregate Amount Beneficially Owned		817,494


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 28.48 %


14	Type of Reporting Person 			IN






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			128,270
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		128,270

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		128,270


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.47 %


14	Type of Reporting Person			CO




















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member group			a)  / /
						b) /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO























1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.01 %


14	Type of Reporting Person			BD




















There are no changes to the Schedule 13D, as amended except as set forth in this seventh amendment.

Item 2	Identity and Background

The Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust is no longer a reporting person due to its disposition of all shares of Horizon Group Properties, Inc.
owned by the unitrust.

Gould Trading Company and Tamra F. Gould are no longer reporting persons due to the dissolution of her marriage to Howard Amster.

Item 3	Source and Amount of Funds or Other Consideration

Howard Amster purchased 3,522 common units in Horizon
Group Properties, L.P. on 12/23/02 with personal funds for total consideration on this amendment of $ 13,207.50 bringing
Mr. Amster's individual total investment in the common units to $ 2,287,628.50.

Pleasant Lake Apts. Limited Partnership purchased 145,349 common units in Horizon Group Properties, L.P. on 12/27/02 with partnership funds for total consideration of $ 750,000.00.


Item 4	Purpose of Transaction

This 13D amendment number seven is filed because:

Howard Amster on 12/18/02 received a trust distribution in-kind of 6,600 shares of Horizon Group Properties, Inc. common shares from the Howard Amster & Tamra F. Gould Charitable
Remainder Unitrust reducing the unitrust holdings in Horizon Group Properties, Inc. to zero. As a result the unitrust no longer is a reporting person.

Howard Amster purchased for investment 3,522 common units of Horizon Group Properties, L.P. from Glen Reschke on 12/23/02 for an aggregate price of $ 13,207.50.

Pleasant Lake Apts. Limited Partnership purchased for investment
145,349 common units of Horizon Group Properties, L.P. from
Horizon Group Properties, Inc. for an aggregate price
$ 750,000.00 (Approximately $ 5.16 per common share/unit)

Each partnership unit is convertible into one share of common stock of Horizon Group Properties, Inc., subject to a stock ownership limitation which restricts Howard Amster from purchasing more than 29.9 % of the outstanding shares of Horizon Group Properties, Inc.






This amended 13D filing excludes the shares owned by Tamra F. Gould and Gould Trading Company (100 % owned corporation of Tamra F. Gould), who are no longer members of this reporting group. Tamra F. Gould is no longer the spouse of Howard Amster; and Mr. Amster disclaims beneficial ownership of such shares.

Item 5	Interest in Securities of the Issuer

(a)(b)	The aggregate amount of common stock owned
by the Reporting Persons is 817,494 shares or 28.48 % of the outstanding shares.

Howard Amster and his Individual Retirement Accounts own
658,557 shares or 22.94 % of the outstanding shares.

Amster Limited Partnership owns 574 shares or 0.02 % of the outstanding shares.

Amster Trading Company owns 128,270 shares or
4.47 % of the outstanding shares.

Pleasant Lake Apts. Corp. owns 35 shares or
0.0 % of the outstanding shares.

Pleasant Lake Apts. Limited Partnership owns
1,049 shares or 0.04 % of the outstanding shares.

Ramat Securities Ltd. owns 29,009 shares or
1.01 % of the outstanding shares.

(c)

Identity		Date		Common	Price
					Units
Howard Amster	12/23/02	  3,522*	3.75

Trade executed as a private purchase from Glen Reschke.

Pleasant Lake
Apts. Limited
Partnership		12/27/02	145,349*	5.16

Trade executed as a private purchase from Horizon Group
Properties, Inc. and its various affiliates.

* common units in Horizon Group Properties, L.P.







Item 7	Material to be filed as exhibits

See attached exhibits of letter agreements by Horizon
Group Properties, Inc. and Pleasant Lake Apts. Limited
Partnership


Signature.	After reasonable inquiry and to the best of our
knowledge and belief, we certify the information set forth in this statement is true, complete and correct.


Date	December 27, 2002



Howard Amster



Amster Limited Partnership
By:	 Howard Amster
Title: General Partner



Amster Trading Company
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: Pleasant Lake Apts. Corp



Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal










Exhibit


								December 23, 2002

Pleasant Lake Apts. Corp.
Pleasant Lake Apts., Ltd.
23811 Chagrin Blvd., # 200
Beachwood, Ohio 44122

Attention:	Howard Amster

Re:	Agreement to Purchase Units in Horizon Group
	Properties, L.P. (the "Partnership")

Dear Howard:

	This letter is to confirm the agreement of Pleasant Lake Apts., Ltd. ("Pleasant Lake"), an affiliate of Howard M. Amster, to purchase up to 145,349 limited partnership units (the "Units") in Horizon Group Properties, L.P. (the "Partnership") from Horizon Group Properties, Inc. ("HGPI") and the agreement of
HGPI to sell the Units to Pleasant Lake at a purchase price of $ 5.16 per Unit for an aggregate purchase price of up to $ 750,000.00, payable in full and in cash within three business days following the receipt of notice from HGPI to Pleasant
Lake that the conditions set forth in this letter have been satisfied including the receipt of the amendment to the partnership agreement of the Partnership.

	HGPI represents and warrants that it owns the Units and has full power and authority to sell the Units; such Units will be transferred free and clear of any liens or encumbrances; such sale will not violate the partnership agreement of the Partnership, the Articles of Amendment and Restatement of HGPI or any other contract or agreement that HGPI is a party to; such sale will not violate any state or federal securities laws; that all authorizations and approvals required for the sale of the Units have been obtained; that no assessments or other amounts are owed to the Partnership by the owner of the Units; and that the purchase of the Units will not cause a violation of the Excepted Holder Certificate of Howard M. Amster.

	Pleasant Lake represents and warrants that it has full power and authority to purchase the Units: that such purchase will not violate any contract or agreement to which it is a party; that such purchase will not violate any state or federal securities laws; and that Howard M. Amster controls and is the holder of approximately 96 % of the ownership interests in Pleasant Lake. In addition, Pleasant Lake acknowledges that it has not relied on any advice of HGPI, the Partnership or any of their respective affiliates, employees, directors, counsel or other advisors regarding the federal, state and local tax consequences or tax attributes of owning the Units. Pleasant Lake is aware that there are substantial limitations and restrictions on the circumstances under which Pleasant Lake may offer to sell, transfer or otherwise dispose of the Units, so that it might not be possible to liquidate this investment readily and it may be necessary to hold the investment for an indefinite period. Pleasant
Lake is an accredited investor under the Securities Act of 1933, as amended, is not a registered investment company under the Investment Company Act of 1940, as amended, and is not a business development company as defined in the U.S. Investment Advisers Act of 1940, as amended.

	The representations and warranties of the parties shall be true as of the closing.

	This Agreement shall be further conditioned upon receipt by Pleasant Lake of (i) certified resolutions of HGPI approving the sale of the Units to Howard M. Amster or his affiliate; (ii) certified resolutions of the Partnership consenting to the transfer of the Units by HGPI to Pleasant Lake and admitting Pleasant Lake to the Partnership as a substitute limited partner; and (iii) an amendment to the partnership agreement of the Partnership converting the Units to limited partnership units. This Agreement shall be further conditioned upon receipt by the Partnership of an Acknowledgement by Substituted Limited Partner from
Pleasant Lake in from satisfactory to the Partnership.

	HGPI hereby commits to cause to be prepared and filed with the Form K-1 for each partner of the Partnership, schedules listing the profit and loss of each of the properties owned directly or indirectly by the Partnership commencing for the year ending December 31, 2002.

	At the closing of this transaction, HGPI shall deliver the Units to Pleasant Lake with duly-executed unit powers attached. At such closing, HGPI and the Partnership shall provide Pleasant Lake with an executed letter directing the transfer agent to transfer such Units into the name of Pleasant Lake.



				(signature page follows)



















	This Agreement sets forth the complete understanding of HGPI and Pleasant Lake and shall be binding and enforceable on each party in accordance with its terms.


				Very truly yours,


				/s/
				Gary J. Skoien
				Chairman and Chief Executive Officer

				Date 12/27/02


ACCEPTED AND AGREED:

Pleasant Lake Apts., LTD.
By:	Pleasant Lake Apts. Corp.,
	General Partner

/s/
Howard M. Amster, President

Date 12/27/02

































Exhibit

	ACKNOWLEDGMENT BY SUBSTITUED LIMITED PARTNER

Horizon Group Properties, L.P.
77 West Wacker Drive # 4200
Chicago, Illinois 60601



	Reference is made to that certain Amended and Restated Agreement of Limited Partnership of Horizon Group Properties, L.P., dated as of June 15, 1998 (as amended, the "Partnership Agreement"). All terms used as defined terms and not otherwise defined herein shall have the meaning ascribed thereto in the Partnership Agreement. The undersigned is an assignee of 145,349 common units of Horizon Group Properties, L.P. formerly owned by Horizon Group Properties, Inc., a Maryland corporation ("Assignor"). The undersigned acknowledges that it is an express condition of the Partnership Agreement that a transferee of Partnership Interests and Common Units assumes all of the obligations of the transferor Limited Partner under the Partnership Agreement with respect to the transferred Partnership Interests and Common Units.

	The undersigned represents, warrants and convenants to the Partnership as follows:

(i)	the undersigned has received and reviewed a copy of the
Partnership Agreement;

(ii)	the undersigned is a Qualified Transferee pursuant to
the terms of the Partnership Agreement;

(iii)	the undersigned desires to become a Substituted Limited
Partner in the Partnership in accordance with the terms of the Partnership Agreement;

(iv)	the undersigned, by execution hereof, accepts all of the
terms, conditions and provisions of the Partnership Agreement, including, without limitation, the power of attorney provisions set forth in Section 2.4 of the Partnership Agreement and the restrictions on transfer set forth in article 11 of the Partnership Agreement; and

(v)	the undersigned acknowledged that each of the representations and warranties set forth in Section 3.3 of the Partnership
Agreement are true and correct with respect to the undersigned as of the date hereof.





	The undersigned has duly executed and delivered this Acknowledgment by Substituted Limited Partner as of the 27 day of December 2002.




PLEASANT LAKE APTS., LTD
By	Pleasant Lake Apts. Corp.,
	General Partner

/s/
Howard M. Amster, President


	By acceptance hereof, Horizon Group Properties, Inc. as General Partner of the Partnership, approves and accepts and consents to the admittance of PLEASANT LAKE APTS., LTD as a Substituted Limited Partner in Horizon Group Properties, L.P., pursuant to Section 11.4 of the Partnership Agreement, having the Partnership Interests and the number of Common Units set forth above.


HORIZON GROUP PROPERTIES, INV.

By	/s/
	Gary J. Skoien
	Chief Executive Officer

	Date 12/27/02